                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                               AMENDMENT NO. 1 TO

                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              ---------------------


                             SCILABS HOLDINGS, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                         52-2265134
   ---------------------------------                         --------------
   (State or other jurisdiction of                         (I.R.S. Employer
    incorporation or organization)                         Identification No.)



   6380 Wilshire Boulevard, Suite 907
       Los Angeles, California                                   90048
---------------------------------------                         ------
(Address of principal executive offices)                      (Zip code)

Issuer's telephone number: (323) 658-7199

Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

Securities to be registered pursuant to Section 12(g) of the Act:


                               $.0001 Common Stock
                                (Title of Class)

                              Page One of __ Pages
                      Exhibit Index is Located at Page __.


                                TABLE OF CONTENTS


                                                                       Page
PART I

Item 1.   Description of Business ...............................

Item 2.   Plan of Operation .....................................

Item 3.   Description of Property ...............................

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management ....................

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons .................................

Item 6.   Executive Compensation ................................

Item 7.   Certain Relationships and
            Related Transactions ................................

Item 8.   Description of Securities .............................

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters .............................................

Item 2.   Legal Proceedings .....................................

Item 3.   Changes in and Disagreements with Accountants .........

Item 4.   Recent Sales of Unregistered Securities ...............

Item 5.   Indemnification of Directors and Officers .............

PART F/S

          Financial Statements ..................................

PART III

Item 1.   Index to Exhibits .....................................

               Signatures .......................................

             CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

        Scilabs Holdings, Inc., formerly known as Team Labs Systems Group, Inc., (the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements.

        This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things:



                                       2.

(i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies;
(iii) technology advancements as they relate to the communications and consumer electronics industries; and, (iv) the Company's financing plans.

        Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on new product development, competition and low barriers to entry, and technological change.

        The accompanying information contained in this Registration, including, without limitation, the information set forth under the headings "Risk Factors," "Description of Business" and "Management's Discussion and Analysis or Plan of Operation" identify important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement.

        Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.


                                     PART I

ITEM 1.        DESCRIPTION OF BUSINESS

               Registrant was incorporated under the laws of the State of Delaware on July 23, 1990 under the name Avanti Ventures Inc. On February 18, 1994, Registrant changed its name to Pegasus Financial Group, Inc.

               On September 26, 1995, Registrant changed its name to Interactive Telephone Network, Inc. On December 31, 1998, the registrant filed articles of amendment to change the name of the company to T.House & Company, Ltd.

               In March of 1996, the Registrant acquired 89% of the common stock of Shared Use Network Services, Inc. ("SUNS"), a Colorado corporation, formerly known as The Members Financial Service Bureau, Inc. The principal business activity of SUNS was the provision of high-end advanced features and services in the telecommunications industry. Effective December 31, 1996, the Registrant transferred its interest in SUNS to certain individuals in exchange for a release of all obligations owed by the Company.

               On September 22, 2000, Registrant changed its name to Team Labs Systems Group, Inc. Registrant has a wholly-owned subsidiary known as Team Labs Systems, Inc. which has an agreement to acquire not less than fifty five percent (55%) of Team Labs Corporation. Team Labs Corporation designs, manufactures and markets classroom hardware, software and science curriculum products. The products facilitate interactive, computer-based science and mathematics education.

               Team Labs Corporation ("Team Labs" or "TLC"), the Registrant's subsidiary, designs and manufactures computer-based data collection products



                                       3.

for the classroom that facilitate interactive science and math education. The products, collectively known as "probeware," consist of hardware, software, and curriculum. Probeware allows students to make real-time measurements of physical properties in the laboratory. Team Labs has developed a new probeware product line called ThinkStation(TM), which was designed based upon specific requests from educational customers across the country. Customers of Team Labs are both public and private school systems throughout North America.

               Team Labs probeware systems allow students to develop functional skills in high technology by providing real life applications of the scientific method. By raising the level of understanding among students, our products help to foster higher academic performance, better prepare students for careers in science, and encourage involvement by students who might not otherwise participate in science.

               Team Labs began business in October 1994 when the Personal Science Laboratory (PSL) product line was purchased from IBM Corporation by the core of the IBM group that developed, manufactured and marketed PSL from 1988 to 1994. Team Labs continues to be an IBM Business Partner working closely with the IBM Education Group in Atlanta and Canada.

               Team Labs headquarters is located on the north edge of Boulder, Colorado. The facility provides an excellent environment for all business operations, including administration, manufacturing, and new product development. The facility also houses the Team Labs Training Center.


               Team Labs has developed and continues to protect its intellectual property rights. These intellectual property rights consist of design patents, trademarks and service marks that reflect marketplace "good will" and brand recognition enjoyed by Team Labs products and services, copyright in software, curriculum materials, manuals, and marketing materials, and proprietary information in manufacturing processes.

PATENTS

               The Registrant's subsidiary, Team Labs, has filed design patent applications covering the following:

               -  Rotary Motion Transducer

               -  Distance Sensor

               -  Probe Module

               -  Data Gathering Base Unit

               Design patent applications will be filed for the following:

               -  Booster

               -  Booster Pad

               Design patents are filed for unique hardware designs that bring competitive advantage to the marketplace. Team Labs continues to be a technical leader in the field of probeware and files patent applications as appropriate. Team Labs will prosecute any infringements encountered. The actions of competitors are closely monitored to insure that no infringements occur.

               Design patent applications will also be filed for the unique design of the Boosters and Booster Pad employed in the ThinkStation Interface.



                                       4.

               This Booster design provides a unique advantage of enhanced usability and reliability for the customer, providing a competitive advantage for Team Labs. It is conceivable that Team Labs would license the design to companies desiring to make third-party products for ThinkStation.


TRADEMARKS

               Trademarks represent a second valuable category for Team Labs in the form of brand identity and brand recognition.

               Applications for registration for the following marks have been filed:

               -  Team Labs (registered)

               - ThinkStation (intent to use filed, trademark published for comments)

               -  FastGlass pH

               -  Personal Science Laboratory

               -  PSL

               -  PSL Explorer

               Applications for registration for the following marks will be filed:

               -  ThinkStation Excelerator 2000

               -  DataScream

               -  Connect&Go

               -  Adaptive Packet Technology

               The trademarks, such as Team Labs and ThinkStation, represent the trust and reputation of the company's products in the marketplace. Most advertising and marketing dollars enhance the awareness and reputation of these brands and create overall name recognition. Backed by excellent products, these brands have a large value in the market, and will continue to increase as more marketing effort is expended.

               Secondary trademarks of Team Labs identify unique technologies that provide technical benefits to the customer. Examples would be the FastGlass pH probe, Excelerator, DataScream and Connect&Go. Defense of these trademarks helps establish Team Labs as an innovator and technical leader in the field of probeware systems.

               The Team Labs name and logo is a registered trademark of Team Labs. The use of this logo is highly protected by color, shape and placement standards such that it consistently appears in an approved form.

               The ThinkStation product brand and logo may prove to be equally valuable to Team Labs. Field tests of this name have returned high approval and almost instant recognition. The ThinkStation trademark was filed as an "intent to use" prior to first customer shipments. The mark was published in the trademark register in May 2000 and will be promoted to a registered trademark as interstate shipments of the product begin. The ThinkStation logo is perfected by color, style and use standards.



                                       5.

PROPRIETARY SOFTWARE

               Most of the development budget of Team Labs is devoted to software design and implementation. This software is protected as proprietary information of Team Labs.

               Software is distributed along with a software license agreement. The ThinkStation Excelerator license allows for a single use of the software with a ThinkStation interface, and use on other computers for non-data acquisition analysis. A certificate stating the number of licenses provided with each product shipment is provided in the User Guide along with a registration card.

COPYRIGHTS

               The curriculum materials developed as part of Team Labs probeware systems are protected by copyright. A standard copyright notice is included in each publication. Team Labs owns the copyright on the following:

        CURRICULUM PRODUCTS

               Temperature Experiments
               Motion Experiments
               Ph Experiments
               Light Experiments
               Probe-based Biology
               Probe-based Physics
               Probe-based Chemistry
               Introductory Experiments

        USER MANUALS

               ThinkStation Probeware System User Guide
               PSL Excelerator 99 User Guide

        HELP SYSTEM

               PSL Excelerator 99 Help files
               Excelerator 2000 help files

        MARKETING MATERIALS

               Team Labs 2000 Catalog
               Team Labs 2001 Catalog
               Team Labs web site

        SOFTWARE

               ThinkStation Excelerator 2000
               ThinkStation Excelerator 2001
               ThinkStation SP-16 Interface firmware
               PSL Excelerator 99
               PSL Explorer
               PSL Base Unit microcode
               PSL Digital Multimeter microcode


GOVERNMENTAL REGULATIONS

               Registrant and its subsidiary, Team Labs, are not subject to any extraordinary governmental regulations.

RISK FACTORS



                                       6.

               The Company's business is subject to certain risk factors, including the following:

               There is significant competition in the market for science education equipment, software and curricula.

               Registrant believes that the principal competitive factors in the market for science laboratory equipment, software and curricula are name recognition, performance, ease of use and functionality of products.

               Team Labs has and will continue to encounter competition from other firms and established institutions, most of which are larger, have longer histories of operations and have greater financial, marketing and other resources than those of Team Labs.

               No assurances can be provided that Team Labs will be successful in its efforts to maintain market acceptance or that, even if successful, will be able to attract sufficient sales to make its operations commercially profitable.

               There is a risk that Team Labs may not be able to maintain technology protection and proprietary rights.

               Team Labs regards its technology as its property and attempts to protect it through intellectual property and trade secret laws, restrictions on disclosure and other methods. Team Labs enters into confidentiality agreements with its employees and contractors and tries to control access to and distribution of its documents and proprietary technology. However, the steps taken may not prevent misappropriation or infringement of Team Lab's proprietary technology. Thus, Team Labs is exposed to the risk that others may use its technology and processes without redress. Further, no assurances can be provided that Team Lab's technology or processes will not be found to infringe upon the patents and proprietary technology of others.

               The success of Registrant's future growth is dependent on its ability to successfully manage growth of Team Labs.

               For Team Labs to expand rapidly, to offer its services and products successfully, and to implement its business plan, Team Labs will require effective planning and management. Its future performance and profitability will depend on many factors, including (i) management must successfully maintain existing customer relationships; (ii) Team Labs must effectively market expanded service capabilities; (iii) Team Labs needs to keep up a consistent high quality of service; and (iv) Team Labs must recruit, train, motivate and retain qualified personnel.

               No assurances can be provided that the Company will either maintain or accelerate Team Lab's growth or that the Company will anticipate all of the changing demands that expanding operations will impose on management, financial systems and management information systems. Any failure to do so could have a material adverse effect on the Company's business.

               There is a limited trading market for Registrant's common stock.

               As of the date of this Registration Statement, the Registrant's Common Stock is traded on the "Electronic Bulletin Board-Pink Sheets" operated by the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "TMLS." The Electronic Bulletin Board is a more limited trading market



                                       7.

than the NASDAQ Small Cap Market and timely, accurate quotations as to the price of the Common Stock may not always be available.

               Although the Company's common stock is quoted on the National Quotation Bureau's "Pink Sheets", there is currently no "established trading market" for its common stock, and there can be no assurance that any such market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

               Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop in the Company's common stock. Further, effective January 4, 1999, the National Association of Securities Dealers ("NASD") adopted rules and regulations requiring that prior to any issuer having its securities quoted on the OTC Bulletin Board of the NASD that such issuer must be a "reporting issuer" which is required to file reports under
Section 13 or 15(d) of the Securities and Exchange Act of the 1934, as amended (the "1934 Act"). This Registration Statement will bring the Company into compliance with the listing provision of the OTC Bulletin Board and should prevent the NASD from delisting quotations of the Company's common stock.

               The Registrant's common stock may be subject to Low-Priced Stock Risk Disclosure Requirements.

               The securities of the Registrant may be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission.

               Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks associated with the penny stock market. The broker or dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

               These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's stock that become subject to the penny stock rules, and accordingly, customers in the Company's securities may find it difficult to sell their securities, if at all.



                                       8.

               Team Labs is dependent on third-party suppliers.

               Team Labs is dependent on third-party suppliers for various component parts of its products. Although Team Labs believes there are alternative sources for many of these component parts, the failure of its current suppliers to supply such component parts or the absence of readily available alternative sources may have a material adverse effect on the company, including but not limited to delaying the implementation of the Company's business plan to achieve profitability.

               Team Labs does not have supply contracts with most third-party suppliers and purchases components pursuant to purchase orders placed from time to time. Advertising insertions are purchased on long term multi-insertions contracts and have penalties for non-performance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               All statements, trend analysis and other information contained in this Registration relative to markets for the Company's products and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration.

               Year 2000

               Team Labs Corporation's total booked sales for the period January through December 2000 was $557,066, achieving 58% of the projected goal of $1,089,000. December 2000 shipments were $6,210. Shipping backlog as of December 31, 2000 was $67,867. Orders began shipping on January 16, 2001.

               Taken from representative months, gross profit margin (GPM) for October, 2000 was 70%. GPM for November was 59%. This may be a good indication that the business can become profitable.

               Team Labs Corporation faced challenges during year 2000. Sales have developed slower than projected due to the educational sales cycle and the natural delay in market absorption and acceptance of ThinkStation system. Strategies to intercept sales from competitors have been successful but at a lower level than expected.

               Over 1,000 qualified leads for potential customers have been generated from various marketing actions. Determining which have the highest potential and following up with telephone calls has required more effort than expected due to the schedules of educators. Other challenges are as follows:

        - Software development has proven more difficult than expected and continues to be a major expense. Efforts to complete the PC version are approximately three months behind plan. Software functions and competitiveness, however, are above expectations.

        - Due to the continued effort on the PC version, shipment of the Macintosh version of the software has been delayed until August 2001.

        -  Due to the delay of the Macintosh version, development work on the



                                       9.

           elementary product line has been delayed by six months and will be starting in August 2001. The elementary curriculum specialist has been redirected to develop the web-based training package.

        - The lack of a Universal Serial Bus (USB) port on the ThinkStation interface has had some negative market impact. While the existing ThinkStation serial port is more than adequate technically, a USB interface is quickly becoming a product feature requested by customers.

        - Unexpected electrical component shortages have caused production delays with the ThinkStation interface. Up to this point delays have been limited to one month. Managing these shortages requires considerable effort.

               The market for computer-based technology in education continues to expand with the increasing penetration of the computer into school educational processes. Educators are faced with the challenge of successfully applying this technology, and Team Labs Corporation will be there to capitalize on this opportunity while providing usable solutions with true benefit. The existing market for products such as those provided by Team Labs is well over $1 billion. The ThinkStation product line developed over the past several years will continue to be leveraged into high performance solutions for the complete market range of 7-12 and the two-year and four-year college markets.

               Marketing and sales efforts are showing success and will be continued in the present form. Trade shows will continue to be the primary vehicle for lead generation. As ThinkStation systems are placed in customer locations, these sites will be leveraged as reference sites to make the sales process quicker and easier. This strategy will generate a geometric growth of sales over the coming years.

               Year 2001

               To leverage on the market presence created in year 2000, a revised and expanded catalog has been completed for year 2001. This catalog expands on the concepts of ease-of-use and technical leadership and includes several new products. The spring catalog printing will be 50,000 pieces, with 45,000 being direct mailed. Several hundred leads are generated in response to the mailing of the catalog.

               Year 2001 will also see the development of a completely new product line for elementary education. By leveraging existing technologies, these products will be developed with only incremental expenses. The elementary market represents one of the largest markets for computer-based science products. This effort will be supported by a comprehensive marketing program.

               Elementary education also provides a large opportunity for improvement. The goal is to engage students in scientific methods at an early age with easy-to-use equipment and well-tested curriculum products. Teacher training at the elementary level will help to enhance their science skills and bring new methods, energy and excitement to the classroom. This grander mission is necessary to create a society that is able to effectively apply the modern tools of technology in everyday life. The global awareness of these goals ensures that a continual source of funding to purchase technology-based products will be available.



                                      10.

               The worldwide web will become a larger portion of Team Labs Corporation's business in 2001. Efforts begun in year 2000 will be completed and new services will be introduced. These include:

               -  Enhanced, more comprehensive Team Labs Web Site

               -  Quoting of Classroom Solutions

               -  Configuration Assistance

               -  FLASH Demonstration of the Products

               -  On-Line Curriculum Products for Download

               -  Software Upgrades

               -  Web-based Training

               The Web has tremendous potential to deliver products and services to the classroom worldwide, but none greater than training. Training the educators to use technology represents one of the most challenging aspects of this business. The need is being addressed by making a set of training modules available for a subscription fee that educators can access at their convenience. This will give Team Labs a competitive advantage over other competitors and offer more of a total solution in support of a purchase decision.

               Team Labs has the advantage over other companies involved in web-based delivery by providing "hardware" products as well as software and web content as part of the product. Customers are looking for a total solution and the easiest path to classroom implementation. Companies that offer only web-based products can easily be replaced by similar services. The unique hardware components of the ThinkStation system drive customers to the web services to complete the overall fulfillment of the system. This also provides an opportunity to provide additional fee-based web services in the future.


Item 3.        Description of Property

               Registrant presently occupies executive office space at 6380 Wilshire Boulevard, Suite 907, Los Angeles, California 90048. This space consists of 830 square feet of office space, leased for a term which expires on September 30, 2003 at $1,660.00 per month. Management believes that this arrangement will meet Registrant's needs for the foreseeable future.

               In addition, Registrant's subsidiary, Team Labs Corporation, presently occupies office spaces at 6895 N. Foothills Highway D200, Boulder, Colorado. This space consists of 13,008 square feet of office and research space, leased for a term that expires on January 14, 2005 at $5,125.00 per month. Management believes that this arrangement will meet Team Labs Corporation's needs for the foreseeable future.


Item 4. Security Ownership of Certain Beneficial Owners and Management

               (a) Security Ownership of Certain Beneficial Owners.

               The following table sets forth the security and beneficial ownership for each class of equity securities of Registrant for any person who is known to be the beneficial owner of more than five (5%) percent of Registrant.



                                      11.

                         Name and             Amount and
                        Address of            Nature of
                        Beneficial            Beneficial          Percent
Title of Class            Owner                 Owner             of Class
--------------------------------------------------------------------------
Common              Ridgeway Commercial       9,344,737             35.7%
                    Ventures, Ltd.
                    60 Market Square
                    P.O. Box 634
                    Belize City, Belize

               As of August 31, 2001, the total of Registrant's issued and outstanding Common Shares are held by 626 equity holders (including Cede & Co. - "street" held securities).

               (b)    Security Ownership of Management.

               The following table sets forth the ownership for each class of equity securities of Registrant owned beneficially and of record by all directors and officers of Registrant.

                     Name and                 Amount and
                    Address of                Nature of
                    Beneficial                Beneficial          Percent
Title of Class         Owner                    Owner             of Class
--------------------------------------------------------------------------
Common              Raul John Tanedo                  0              0%
                    6380 Wilshire Blvd.
                    Suite 907
                    Los Angeles, CA 90048

Common              Albert Quiambao                   0              0%
                    6380 Wilshire Blvd.
                    Suite 907
                    Los Angeles, CA 90048

Common              All Officers and                  0              0%
                    Directors as a Group
                    (Two [2] individuals)

Item 5.        Directors, Executive Officers, Promoters and Control Persons.

               The directors and officers (and promoters, affiliates and control persons) of Registrant are as follows:

               Name                       Age           Position
------------------------------------  ------------------------------------------
        Albert Quiambao                   37            President & Treasurer;
                                                        Director

        Raul John Tanedo                  34            Secretary; Director

               The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by a majority vote of the remaining Directors. Officers of Registrant serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another



                                      12.

person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of Registrant.

Resumes

               Raul John Tanedo

               A CPA-attorney, Mr. Tanedo is managing partner of Guzman and Tanedo Law Office based in Makati City, Manila. Before becoming managing partner, he was associate lawyer at Medel, Macam, Pineda & Larcia Law Offices and The Law Firm of Juarez & Olivas-Gallo. He also served as officer-in-charge for Planning and Research and for Audit and Verification of the One Stop Shop Tax Credit and Duty Drawback Center of the Philippine Department of Finance.

               Albert Quiambao

               Mr. Quiambao has 11 years of EDP/MIS experience as analyst/programmer, knowledgeable in designing, coding, testing, implementing, and maintaining mainframe and PC application systems. He worked for Prudential Securities Inc. (New York City) and Prudential Mutual Funds Services (New Jersey), Chase Manhattan (New York City), Hapag-Lloyd Shipping (New York City), and Far East Bank and Trust Co. (Manila).


Conflicts of Interest

               The officers and directors of Registrant are and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by Registrant. Accordingly, conflicts of interest may arise with respect to such individuals acting on behalf of Registrant or other entities. Registrant does have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to Registrant's business operations.

               The officers and directors are, so long as they are officers or directors of Registrant, subject to the restriction that all opportunities contemplated by Registrant's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to Registrant and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If Registrant or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if Registrant should decline to do so. Except as set forth above, Registrant has not adopted any other conflict of interest policy with respect to such transactions.

Item 6.        Executive Compensation.

               The following table sets forth compensation paid or awarded to all officers and directors of Registrant.



                                      13.

Name and                                                              All Other
Principal Position                   Year     Salary     Bonus      Compensation
------------------                   ----     ------     -----      ------------
Raul John Tanedo                     2001     None       None       None

Albert Quiambao                      2001     None       None       None

               During the last three calendar years, except for Brett Hovde, a former president of the company, none of Registrant's previously serving officers and directors received any compensation for their services rendered to Registrant. Brett Hovde, who served as director and president of the company from September 26, 2000 to April 30, 2001, received an annual salary of $50,000. During the same period, Registrant did not accrue compensation for any such persons pursuant to any agreement or otherwise.

               Employment Agreements

               Registrant has no employment agreements with any of its officers, directors or employees, except with Brett Hovde, whose employment as CEO of the Company was terminated on April 30, 2001. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Registrant for the benefit of its employees.


Item 7.        Certain Relationships and Related Transactions.

               There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation SB.

Item 8.        Description of Securities.

               Registrant's authorized capital stock consists of 75,000,000 shares, par value $0.0001 per share. As of August 31, 2001, there were 26,117,979 Common Shares issued and outstanding.

               On December 28, 1998, Registrant's Common Stock was reverse split on a 1 for 100 basis; the par value remained at $.0001 per share. On September 29, 2000, Registrant's Common Stock was reverse split on a 1 for 50 basis; the par value remained $.0001 per share.

               All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. In the event of liquidation of Registrant, each shareholder is entitled to receive a proportionate share of Registrant's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.



                                      14.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

        (a)    Market Price.

                      Quotation of Registrant's common stock on the National Quotation Bureau's "Pink Sheets" commenced in October 2000 with the symbol "TMLS".

                      The following table sets forth, for the periods indicated, the high and low closing bid prices for the common stock of Registrant as reported on the National Quotation Bureau LLC System. The bid prices reflect inter-dealer quotations, do not include retail mark-ups, mark-downs or commissions, and do not necessarily reflect actual transactions.

               Date          Open           High Bid       Low Bid        Close
               -----------------------------------------------------------------
               10/17/00      6.250          6.250          5.937          5.937
               12/29/00       6.50           6.50           6.50           6.50
               04/3/01        3.00          3.125           3.00          3.125
               06/13/01      0.450          0.450          0.450          0.450

                      For any market that develops for the Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management, or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning the Company. This requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of 90 days and the continued timely filing by the Company of all reports required to be filed by it with the Securities and Exchange Commission; limitations on the volume of "restricted securities" which can be sold in any 90 day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale of Form 144.

                      The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to Registrant, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly



                                      15.

statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

               For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and Registrant must have an operating history of at least one year or a market capitalization of $50 million.

               For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

               (b)  Holders.

               As of August 31, 2001, there are six hundred twenty-six (626) holders of Registrant's Common Stock.

               According to the shareholder listing as of August 31, 2001 prepared by the transfer agent, 12,136,590 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

               In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Registrant. (See "Item 4 - Recent Sales of Unregistered Securities.")

               As of August 31, 2001, Registrant believes that 1,506,759 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Regulation S promulgated under the Securities Act of 1933, as amended.

               (c) Dividends.

               Registrant issued a two-for-one stock dividend to each shareholder of record on March 5, 2001. Additional paid-in capital was reduced for the value of the stock dividends.

               The payment of dividends is within the discretion of the Board of Directors of the Company. The Company currently intends to retain all earnings, if any, in the foreseeable future for use in the development of the Company's business. It is not anticipated that any dividends will be paid in the foreseeable future and there can be no assurance that dividends can or will ever be paid. The payment of dividends is contingent upon future



                                      16.

earnings, if any, the Company's financial condition and capital requirements, general business conditions and other factors.

               The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

               (d) Reports to Shareholders

               The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

Item 2.        Legal Proceedings.

               To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is presently a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

               In the normal course of business, the Company may be subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to such matters in case any such matters will arise in the future.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

               In March, 2000, Registrant retained Josefina De La Cruz, Certified Public Accountant, as Registrant's independent auditor.

               There were no disagreements with any of Registrant's prior accountings, whether or not resolved, on any matter of accounting principals or practices, financial statement disclosure or auditing scope or procedure.


Item 4.        Recent Sales of Unregistered Securities.

               As of December 31, 1998, there were 435,200 shares issued and outstanding, restated to reflect a 1 for 100 reverse split as of December 28, 1998. On February 4, 1999, Registrant issued 374,000 shares, (subsequently restated to reflect a 10 for 1 reverse stock split) for $189,181. Registrant sold and issued 8,067,332 and 1,622,500 shares at par value in 1999 and through March 31, 2000.

               On September 29, 2000, a 1 to 50 reverse stock split was effected on the issued and outstanding shares of 10,499,032 shares. After the reverse stock split, on September 29, 2000, the restated number of shares totaled



                                      17.

209,981.

               On October 20, 2000, pursuant to a Plan and Agreement of Reorganization dated October 1, 2000, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, the Ridgeway Commercial Ventures, Ltd. became a shareholder of Registrant. The shares of Common Stock of Registrant issued pursuant to the Plan and Agreement of Reorganization have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

               On October 11, 2000, Registrant sold and issued 4,000,000 shares of Common Stock to Ridgeway Commercial Ventures, Ltd., in cancellation of indebtedness, for a total aggregate amount of $725,000, pursuant to a Stock Purchase Agreement dated September 29, 2000. All of the shares of Common Stock of Registrant issued to Ridgeway Commercial Ventures, Ltd. were issued pursuant to an exemption from registration, under Regulation D.

               On October 23, 2000, Registrant sold and issued shares of Common Stock to Asean Commercial Holdings, Limited, in cancellation of indebtedness, pursuant to a Stock Purchase Agreement dated October 23, 2000. All of the shares of Common Stock of Registrant issued to Asean Commercial Holdings, Limited were issued pursuant to an exemption from registration, under Regulation S.

               As of August 31, 2001, 1,506,759 of the issued and outstanding shares of Registrant's Common Stock are subject to the resale restrictions promulgated under Regulation S under the Securities Act of 1933, as amended.

               As of August 31, 2001, 12,136,590 of the issued and outstanding shares of Registrant's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

               Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions



                                      18.

               as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.


Item 5.        Indemnification of Directors and Officers.

               Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Delaware Statutes, there shall be no personal liability of a director or officer to Registrant, or its stockholders for damages for breach of fiduciary duty as a director or officer. Registrant may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Registrant and for acts for which the person had no reason to believe his or her conduct was unlawful. Registrant may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling Registrant pursuant to the foregoing, Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.


                                    PART F/S

Financial Statements.

             The following financial statement for the six months ended June 30, 2001 is attached to this report and filed as a part thereof.

        1)     Table of Contents

        2)     Accountant's Review Report

        3)     Balance Sheet - Assets

        4)     Balance Sheet - Liabilities and Stockholders' Equity

        5)     Statement of Operations

        6)     Statement of Changes in Stockholders' Equity

        7)     Statement of Cash Flows

        8)     Notes to Financial Statements





                                      19.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001




                                TABLE OF CONTENTS



                                                                             PAGE(S)

ACCOUNTANTS' REVIEW REPORT                                                      1

CONSOLIDATED FINANCIAL STATEMENTS

        Balance Sheet                                                           2

        Statements of Operations                                                3

        Statements of Changes in Stockholders' Equity                           4

        Statements of Cash Flows                                                5

        Notes to Financial Statements                                        6 - 16

                         JOSEFINA C. DE LA CRUZ, C.P.A.
                           A PROFESSIONAL CORPORATION



Josefina C. de la Cruz, CPA                        2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                                     Santa Ana, CA 92705
Timothy Vo, CPA                                          Tel. No. (714) 558-8703
Marissa B. Zacarias, IT Manager                           Fax No. (714) 558-7940
--------------------------------------------------------------------------------



                           ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Team Labs Systems Group, Inc. and Subsidiaries
Los Angeles, California

We have reviewed the accompanying balance sheet of Team Labs Systems Group, Inc. and Subsidiaries (Development Stage Companies), as of June 30, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Team Labs Systems Group, Inc. and Subsidiaries.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has no established source of revenue, suffered recurring losses from operations and has a net capital deficiency. These raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Josefina C. de la Cruz, CPA
A Professional Corporation
Santa Ana, California

August 8, 2001

--------------------------------------------------------------------------------
           MEMBER - AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
                               SEC PRACTICE GROUP
     CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS TAX PRACTICE GROUP
                               TAX PRACTICE GROUP

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (Development Stage Companies)
                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)
                                  June 30, 2001


                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                          $    20,126
     Accounts receivable                                                    146,838
     Inventories (Note 3)                                                   254,749
     Prepaid expenses                                                         1,728
                                                                        -----------
          Total current assets                                              423,441
                                                                        -----------

PROPERTY & EQUIPMENT, NET (Note 4)                                          158,129
                                                                        -----------

OTHER ASSETS
     Deposits                                                                13,664
     Patents, licenses & trademarks, net (Note 5)                             1,723
                                                                        -----------
          Total other assets                                                 15,387
                                                                        -----------

TOTAL ASSETS                                                            $   596,957
                                                                        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                                                   $   337,920
     Accrued expenses                                                       120,552
     Deposit for stock option                                                64,449
     Notes payable (Note 6)                                                 966,447
                                                                        -----------
          Total current liabilities                                       1,489,368
                                                                        -----------

MINORITY INTEREST (Note 7)                                                 (595,002)
                                                                        -----------

STOCKHOLDERS' EQUITY (Note 8)
     Common Stock,  par value $0.0001 per share; 75,000,000 shares
        authorized; 26,117,978 shares issued and outstanding                  2,612
     Paid-in Capital                                                      1,462,878
     Accumulated Deficit                                                 (1,762,899)
                                                                        -----------
     Total Stockholders' Equity                                            (297,409)
                                                                        -----------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                $   596,957
                                                                        ===========


             See accompanying notes and accountants' review report.

                  TEAM LABS SYSTEMS GROUP, INC. & SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                           Cumulative from
                            7/23/90 (Date
                           of Inception) to   For Three Months Ended      For Six Months Ended          For the Year Ended
                             June 30, 2001    06/30/01      06/30/00     06/30/01       06/30/00        2000          1999
                           ---------------- -----------   -----------   -----------   -----------   -----------   -----------
Revenue
  Sales                       $   993,047   $   249,090   $        --   $   435,981   $        --   $   557,066            --
  Cost of sales                   504,819       128,652            --       235,209            --       269,610            --
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------
Gross Profit                      488,228       120,438            --       200,772            --       287,456            --

Operating Expenses
  Marketing Expenses              154,220        12,708            --       154,220            --            --            --
  Research and development
    expenses                       80,915         7,229            --        30,900            --        50,015            --
  Selling, general and
     administrative expenses    2,557,219       333,054           160       783,854           322     1,232,937       189,988
  Depreciation and
     amortization                  65,150        14,038            --        26,655            --        38,495            --
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Total Operating Expenses      2,857,404       367,029           160       995,629           322     1,321,447       189,988
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------

Loss from operations           (2,369,176)     (246,591)         (160)     (794,857)         (322)   (1,033,991)     (189,988)

Other income (expense)
  Interest  income                  5,595            21            --           113            --         5,482
  Rent income                       7,124         2,150            --         3,026            --         4,098
  Interest expense                (27,132)       (2,711)           --        (3,464)           --       (23,668)
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net loss before minority
  interest                     (2,383,589)     (247,131)         (160)     (795,182)         (322)   (1,048,079)     (189,988)

Minority interest's share
  of net loss                     620,690        72,442            --       252,083            --       368,607
                              -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net Loss                      $(1,762,899)  $  (174,689)  $      (160)  $  (543,099)  $      (322)  $  (679,472)  $  (189,988)
                              ===========   ===========   ===========   ===========   ===========   ===========   ===========

Basic earnings per share

  Net loss per share                        $     (0.02)  $     (0.00)  $     (0.06)  $     (0.00)  $     (0.10)  $     (0.04)
                                            ===========   ===========   ===========   ===========   ===========   ===========
  Weighted average shares
    outstanding                               9,422,362     4,986,332     9,422,362     4,986,332     7,106,979     5,153,896
                                            ===========   ===========   ===========   ===========   ===========   ===========


              See accompanying notes and accountants' review report

                  TEAM LABS SYSTEMS GROUP, INC. & SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
        FOR THE PERIOD JULY 23, 1990 (DATE OF INCEPTION) TO JUNE 30, 2001


                                                  Common Stock
                                           ------------------------     Paid-in   Accumulated  Stockholders'
                                             Shares         Amount      Capital      Deficit       Equity
                                            ---------     ---------     --------    ---------  -------------
Balance July 23, 1990                              --     $      --     $     --    $      --     $      --

Sale of Common Stock                          470,000            47          453           --           500

Net Income (loss), December 31, 1990                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1990                    470,000            47          453           --           500

Net Income (loss), December 31, 1991                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1991                    470,000            47          453           --           500

Net Income (loss), December 31, 1992                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1992                    470,000            47          453           --           500

Net Income (loss), December 31, 1993                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1993                    470,000            47          453           --           500

Additional Paid in Capital                                                 1,700         (358)        1,342

Net Income (loss), December 31, 1994                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1994                    470,000            47        2,153         (358)        1,842

Net Income (loss), December 31, 1995                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1995                    470,000            47        2,153         (358)        1,842

Net Income (loss), December 31, 1996                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1996                    470,000            47        2,153         (358)        1,842

Share adjustment                              (34,800)           (3)           3                         --
                                            ---------     ---------     --------    ---------     ---------

Balance restated                              435,200            44        2,156         (358)        1,842

Additional Paid-in Capital                                               348,140                     348,140

Net Income (loss), December 31, 1997                                                 (349,982)      (349,982)
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1997                    435,200            44      350,296     (350,340)           --

Net Income (loss), December 31, 1998                                                       --            --
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1998                    435,200            44      350,296     (350,340)           --

Issuance of stock on February 4, 1999         374,000            37      189,144                    189,181

Issuance of stock on June 10, 1999          7,500,000           750                                     750

Issuance of stock on September 14, 1999       567,332            57                                      57

Net Income (loss), December 31, 1999                                                 (189,988)     (189,988)
                                            ---------     ---------     --------    ---------     ---------

Balance, December 31, 1999                  8,876,532     $     888     $539,440    $(540,328)    $      --
                                            =========     =========     ========    =========     =========


             See accompanying notes and accountants' review report.

                  TEAM LABS SYSTEMS GROUP, INC. & SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
        FOR THE PERIOD JULY 23, 1990 (DATE OF INCEPTION) TO JUNE 30, 2001


                                                  Common Stock                                               Total
                                            ------------------------        Paid-in        Accumulated    Stockholders'
                                               Shares        Amount         Capital          Deficit          Equity
                                            -----------      -------      -----------      -----------     ------------
Balance, December 31, 1999                    8,876,532      $   888      $   539,440      $  (540,328)     $      --

811,250 shares issued, February 1, 2000         811,250           81               --               --             81

811,250 shares issued, March 10, 2000           811,250           81               --               --             81

Share adjustment to reflect reverse
stock split 1:50 on September 29, 2000      (10,289,052)      (1,030)           1,030               --             --
                                            -----------      -------      -----------      -----------      ---------

Subtotal                                        209,980           20          540,470         (540,328)           162

4,000,000 shares issued in exchange
with TLSI's 1,000,000 shares,
October 11, 2000                              4,000,000          400           99,600               --        100,000

4,000,000 shares issued for
$725,000, October 11, 2000                    4,000,000          400          724,600               --        725,000

500,000 shares issued in exchange for
cancellation of indebtedness on
October 23, 2000                                500,000           50           99,950               --        100,000

Net loss for the twelve months ended
December 31, 2000                                    --           --               --         (679,472)      (679,472)
                                            -----------      -------      -----------      -----------      ---------

Balance,  December 31, 2000                   8,709,980          870        1,464,620       (1,219,800)       245,690

Stock dividend, 2 for 1 on
March 16, 2001                               17,419,972        1,742           (1,742)              --             --

Adjustment for fractional shares paid           (11,974)          --               --               --             --

Net loss, for the six months
ended  June 30, 2001                                 --           --               --         (543,099)      (543,099)
                                            -----------      -------      -----------      -----------      ---------

Balance, June 30, 2001                       26,117,978      $ 2,612      $ 1,462,878      $(1,762,899)     $(297,409)
                                            ===========      =======      ===========      ===========      =========


             See accompanying notes and accountants' review report.

                  TEAM LABS SYSTEMS GROUP, INC.AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                                       Cumulative
                                                                                      from 06/03/97
                                                                                         (Date of
                                                                                        Inception              Year Ended
                                            Three Months Ended      Six Months Ended        to                December 31,
                                            06/30/01   06/30/00    06/30/01  06/30/00    06/30/01          2000         1999
                                            ---------  --------   ---------  --------   -----------    -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                 $(174,689)   $(160)   $(543,099)   $(322)   $(1,762,899)   $  (679,472)   $(189,988)
   Adjustment to reconcile net loss to
   net cash used in operating activities
      Depreciation and amortization            12,617       --       26,655       --        141,413         38,495           --
      Minority interest in net loss of
      subsidiaries                            (72,442)      --     (252,083)      --       (620,690)      (368,607)          --
      Decrease (increase) in:
         Accounts receivable                  (81,505)      --      (43,977)      --       (146,838)         9,208           --
         Prepaid expenses                         (68)      --       (1,728)      --         (1,728)         2,210           --
         Inventories                           25,684       --       18,110       --       (254,749)       (46,988)          --
      Increase (decrease) in:
         Accounts payable                     175,023       --      267,738       --        337,920         24,023           --
         Royalty payable                           --       --           --       --             --         (2,819)          --
         Accrued liabilities                  (39,075)     160      (32,943)     160        120,552         64,966           --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

         NET CASH USED BY OPERATING
           ACTIVITIES                        (154,455)      --     (561,327)    (162)    (2,187,019)      (958,984)    (189,988)
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES

   Increase  in deposits                       (1,658)      --         (254)      --        (13,664)        21,780           --
   Proceeds from sale of property                  --       --           --       --             --             --           --
   Purchase of property and equipment          (1,950)      --      (15,675)      --       (301,265)      (119,728)          --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

         NET CASH USED BY INVESTING
           ACTIVITIES                          (3,608)      --      (15,929)      --       (314,929)       (97,948)          --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable                 85,000       --      322,500       --      1,891,447      1,568,947           --
   Payment of long-term debt                       --       --           --       --       (937,636)      (376,171)          --
   Deposit for stock subscription              64,449       --       64,449       --         64,449             --           --
   Proceeds from issuance of common stock          --       --        6,725      162      1,465,490         29,540           --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------
                                                                                                                      ---------
         NET CASH PROVIDED BY FINANCING
           ACTIVITIES                         149,449       --      393,674      162      2,483,750      1,222,316           --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

NET INCREASE IN CASH                           (8,614)      --     (183,582)      --        (18,198)       165,384           --

CASH, BEGINNING OF PERIOD                      28,740       --      203,708       --         38,324         38,324           --
                                            ---------    -----    ---------    -----    -----------    -----------    ---------

CASH,  END PERIOD                              20,126    $  --    $  20,126    $  --    $    20,126    $   203,708           --
                                            =========    =====    =========    =====    ===========    ===========    =========


             See accompanying notes and accountants' review report.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 1 - ORGANIZATION HISTORY AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated financial statements include the accounts of Team Labs Systems Group, Inc. (The Company, TLSG), and its subsidiaries, Team Lab Systems, Inc. ("TLSI"), Team Labs Corporation ("TLC"). TLSI is a100% subsidiary of the Company and TLC is 55% subsidiary of Team Labs Systems Inc.

        Team Labs Systems Group, Inc., a Delaware corporation was formed on July 23, 1990, under the original name Avanti Ventures, Inc. On February 18, 1994, the Company changed its name to Pegasus Financial Group, Inc. On September 26, 1995, the Company reorganized for the purpose of engaging in the telecommunications industry. Before the reorganization, the Company has been in dormant status and had no assets and no liabilities.

        The Company changed its name to Interactive Telephone Network, Inc. In March of 1996, the Company acquired 89% of the common stock of Shared Use Network Services, Inc., (SUNS) Colorado Cooperation, formerly known as The Members Financial Service Bureau, Inc. The principal business activity of SUNS was the provision of high-end advanced features and services in the telecommunications industry. Effective December 31, 1996, the Company transferred it's interest in SUNS to certain individuals in exchange for a release of all obligations owed by the Company.

        On December 28, 1998, the Company changed its name to T. House & Company, Ltd. The Company amended its Articles of Incorporation changing its name to Team Labs Systems Group, Inc. on August 21, 2000. Subsequent stock issuances are discussed in detail on Note 8.

        Team Labs Systems, Inc. (TLSI) became a wholly owned subsidiary of the Company pursuant to a plan and agreement of reorganization dated October 11, 2000. TLSI was organized on July 13, 2000 under the laws of the State of Nevada. TLSI currently has no operations other than its incorporation and investing activities. It is a development stage company as defined in Statement of Financial Standard No. 7 (SFAS 7), "Accounting and Reporting by Development Stage Enterprises." It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate revenues.

        On July 19, 2000, a stock purchase agreement with conditional promissory note was entered into between TLC and TLSI. TLSI acquired approximately 55% of TLC's issued and outstanding shares. TLC, a majority subsidiary of TLSI, is a Colorado Corporation founded and incorporated in 1994. TLC, an operating company, develops, manufactures and markets classroom hardware, software and curriculum products that facilitate interactive, computer-based science and mathematics education. TLC primarily generates revenues from the sale of Thinkstation Probeware System that includes interface, software, probes and curriculum for science experiments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation Policy

               The consolidated financial statements include the accounts of the Company and all of its wholly

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001


               owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

        Use of Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents

               The Company considers all highly liquid investments with maturity of six months or less to be cash equivalents for purpose of reporting cash flows.

        Inventories

               Inventories are stated at the lower of cost or market. Cost is determined utilizing the first-in, first-out pricing method of purchased inventory. Cost is determined using the average cost-pricing method utilizing standard costs to price its manufactured inventories.

        Property and equipment

               Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                                                         Years
                                                                       ---------
                    Building and improvements                             32
                    Furniture and equipment                              5 - 7
                    Transportation and equipment                         5 - 18
                    Software                                               3
                    Tooling and Molds                                      5

               Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



        Intangible Assets

               Intangible assets consist of patent licenses and trademarks, and unamortized loan fees. Intangible assets are amortized on the straight-line basis over their estimated useful lives or contractual lives as follows:

                      Trademark                                  10 years
                      Patent/Licenses                            10 years
                      Loan Fees                                   7 years

        Year End

               The Company and its wholly-owned subsidiary, TLSI have selected December 31 as its year-end. TLC, the Company's majority-owned subsidiary has selected September 30 as its year-end.

        Income Taxes

               Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

               Effective January 1, 2000, TLC has filed for revocation of its Subchapter S election, changed its tax year to September 30, and TLC became a C-Corporation.

        Research and Development Costs

               In accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2), "Accounting for Research and Development Costs," all research and development (R&D) costs are expensed when they are incurred. Assets used in R&D activity, such as machinery, equipment, facilities and patents that have alternative future use either in R&D activities or otherwise are capitalized.

        Reporting on Costs of Start-Up Activities

               Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 3 - INVENTORIES


        At June 30, 2001, TLC's inventories consist of hardware, books, software and parts as follows:

               Finished goods                     $ 28,043
               Parts and materials                 226,706
                                                  --------
                    Total                         $254,749
                                                  ========

NOTE 4 - PROPERTY AND EQUIPMENT, NET

        Property and equipment at June 30, 2001 are:

                                                 TLC          TLSG          Total
                                              ---------     ---------     ---------
               Equipment and software         $ 180,032     $  13,998     $ 194,030
               Furnitures and fixtures           19,094        10,820        29,914
               Tooling and molds                 75,293            --        75,293
                                              ---------     ---------     ---------
                                                274,419        24,818       299,237
               Accumulated depreciation        (138,216)       (2,892)     (141,108)
                                              ---------     ---------     ---------
               Property and equipment, net    $ 136,203     $  21,926     $ 158,129
                                              =========     =========     =========

        Depreciation expense for the six months ended June 30, 2001 amounted to $26,553.

NOTE 5 - PATENT, LICENSES, AND TRADEMARKS

        At June 30, 2001, patents, licenses and trademarks consisted of the following:

               Patent, Licenses, and Trademarks             $ 2,028
               Accumulated Amortization                        (305)
                                                            -------
                                                            $ 1,723
                                                            =======

        Amortization expense for patent, licenses and trademarks ended June 30, 2001 amounted to $102.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001


NOTE 6 - NOTES PAYABLE

        At June 30, 2001, notes payable by the Company are:

                                                TLSG        TLSI       Total
                                              --------    --------    --------
               Notes payable to investors     $666,447    $175,000    $841,447
               Notes payable to affiliates      40,000      85,000     125,000
                                              --------    --------    --------
                          Total               $706,447    $260,000    $966,447
                                              ========    ========    ========

        The notes are all payable on demand and non-interest bearing.


NOTE 7 - MINORITY INTERESTS

        On July 19, 2000, a stock agreement with conditional promissory note was entered between TLSI and TLC. TLSI acquired approximately 55% of TLC's total issued and outstanding shares consisting of two million three hundred seventy seven six hundred eighteen (2,377,618) shares for two million three hundred thousand dollars ($2,300,000). Terms and conditions of the agreement are:

               Initial payment was nine hundred thousand dollars ($900,000) and the balance of one million four hundred thousand dollars ($1,400,000) in eighteen installments as set forth in the agreement starting August 30, 2000 until January 30, 2002. The obligation is represented by a non-interest bearing promissory note.

               The payments on the promissory note are subject to the realization of the Company's expected financial projection in the "Business Plan".

               At June 30, 2001, the balance of the conditional note receivable by TLC is $626,000. Other than the minority interest below, all the inter-company accounts, including this promissory note, have been eliminated.

        Minority interests in TLC consist of 45% of its issued and outstanding common shares including stock options granted and exercised. At June 30, 2001 minority interests consist of:

               Common stock, no par value                    $ 234,103
               Paid-in capital                                 135,000
               Accumulated deficit                            (964,105)
                                                             ---------
                               Total Minority Interests      $(595,002)
                                                             =========

        The minority interests' accumulated deficit includes $343,416 deficit when TLC was an S-corporation and prior to its acquisition by the TLSI.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



NOTE 8 - STOCKHOLDERS' EQUITY

        The company's authorized common stock consists of 75,000,000 shares with a par value of $0.0001 per share.

        As of December 31, 1998, there were 435,200 shares issued and outstanding, retroactively restated to reflect a 1:100 reverse stock split as of December 28, 1998.

        On February 4, 1999, the company issued 374,000 shares (subsequently restated to reflect a 10:1 reverse stock split) for $189,181 cash.

        Additional common shares of 8,067,332 and 1,622,500 shares, respectively, were issued at par value of $0.0001 in 1999 and thru June 30, 2000.

        On September 29, 2000, a 1 to 50 reverse stock split was effected on the issued and outstanding shares of 10,499,032 shares. After the reverse stock split, at September 29, 2000, the restated number of shares totaled 209,981.

        On October 11, 2000, the Company entered into a plan and agreement of reorganization with Team Labs System, Inc. (TLSI) and Team Labs Corporation (TLC). Under the agreement, the Company exchanged 4,000,000 common shares with 1,000,000 shares, representing 100% of TLSI's issued and outstanding shares.

        A stock purchase agreement was entered between the Company and Ridgeway Commercial Ventures, Limited, a foreign corporation. Under the agreement, on October 11, 2000, the Company issued 4,000,000 shares of its common stock at $0.18125 per share (par value $0.0001) for a total consideration of $725,000, towards cancellation of indebtedness to Ridgeway Commercial Ventures, Ltd.

        On October 23, 2000, a stock purchase agreement was entered between the Company and Asean Commercial Holdings, Limited (Asean), a foreign corporation, the purchaser. Asean purchased 500,000 shares in cancellation of indebtedness at a price of $0.20 per share for a total aggregate amount not to exceed $100,000 of debt. Asean Commercial is an assignee of an obligation originally owed to Ridgeway Commercial Ventures for $100,000.

        The agreement further provides the sale of 9,500,000 common shares to Asean at the price of $.30 per share. Asean's obligation of $2,850,000 is evidenced by a promissory note payable in installments of not less than $70,000, commencing on or about December 30, 2000 and monthly thereafter until February 28, 2002. For each seventy thousand ($70,000) dollars, Team Labs Systems Group, Inc. shall deliver 233,333.34 shares of its $.0001 common shares. All of the shares offered and sold under this agreement shall be subject to the rules and regulations under Regulation S of the Securities Act of 1933, as amended. Offers and sales of the securities prior to the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed.

        As of June 30, 2001, no payments were received by the Company and no new stock certificates were issued.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



        On March 15, 2001, a 2 for 1 stock dividend was issued to each stockholder of record as of March 5, 2001 pursuant to a Board resolution dated February 20, 2001. At June 30, 2001, total issued and outstanding common shares is 26,117,978 shares which are designated as follows:

               Restricted shares                  12,474,630
               Regulation S shares                 1,506,758
               Free trading shares                12,136,590
                                                  ----------
                      Total                       26,117,978
                                                  ==========

NOTE 9 - STOCK OPTIONS

        The Company does not have a stock option plan except for TLC, a subsidiary, that adopted two stock option plans in December, 1999. Plan 1 is a non-qualified stock option plan intended for key advisors and board members of TLC. Up to 200,000 options may be granted to an individual by the compensation committee at any option price determined by the compensation committee. Plan 2 is an incentive stock option plan for officers and employees. Up to 300,000 options may be granted to an individual at or more than the fair market price at the date of the grant.

               As of June 30, 2001, total options outstanding are as follows:

                          Total Options  Total Options  Options to be  Average Option
                             Granted       Exercised      Exercised    Price Per Share
                          -------------  -------------  -------------  ---------------
               Plan 1         53,824         48,999          4,825         $ 0.90
               Plan 2        225,500          4,250        221,250         $ 0.42
                             -------        -------        -------
                             279,324         53,249        226,075
                             =======        =======        =======

        If not exercised, stock options will expire as follows:

                 Total Option Shares
               ------------------------
               Plan 1           Plan 2       Expiration Date
               ------           -------      ---------------
               1,729                  -           2002
                   -             21,250           2004
                   -            200,000           2005
               3,096                  -           2005
               -----            -------
               4,825            221,250
               =====            =======

        Based on the maximum options to be granted under the plans, future options to be granted as of June 30, 2001 are as follows:

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



                                                Plan 1     Plan 2      Total
                                                -------    -------    -------
               Maximum options to be granted    200,000    300,000    500,000
               Options granted                   53,824    225,500    279,324
                                                -------    -------    -------
               Stock options to be granted      146,176     74,500    220,676
                                                =======    =======    =======

        Total deposits for stock options from employees total $64,449.

NOTE 10 - INCOME TAXES

        There is no provision for federal and state income taxes for the year ended June 30, 2001 due to the net loss sustained during the period.

        The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate.

        The Company's total deferred tax asset as of June 30, 2001 is as follows:

               Estimated Net Operating Loss Carry Forward                       $ 2,383,588
                                                                                ===========

               Estimated Current Tax Asset Value of Net Operating Loss Carry
                    Forwards at Current Prevailing Federal Tax Rate             $   357,540
               Valuation Allowance                                                 (357,540)
                                                                                -----------
               Net Deferred Tax Asset                                           $        --
                                                                                ===========

               Current Income Tax Expense                                       $        --
                                                                                ===========

               Deferred Income Tax  Benefit                                     $        --
                                                                                ===========

NOTE 11 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

        For the six months ended June 30, 2001, cash payments for interest amounted to $3,464. There were no payments made for income taxes.

NOTE 12 - COMMITMENTS

        The Company and its Subsidiaries lease their corporate offices, laboratory, manufacturing and warehouse facility under several lease agreements. TLSG's lease, expiring on September 30, 2003 is $1,660 base rent plus a percentage share of property taxes and operating expense. TLSI's lease is $5,125.00 monthly rent and will expire January, 2005. Estimated minimum lease payments are as follows:

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2001



          Year Ending
          December 31               TLSG            TLC            Total
          -----------              ------          ------          ------
             2001                  20,066          61,000          81,066
             2002                  20,066          61,500          81,566
             2003                  15,836          61,500          77,336
             2004                       -          61,500          61,500
             2005                       -           5,125           5,125

        Rent expense for the six months ended June 30, 2001 amounted to $38,795.


NOTE 13 - GOING CONCERN

        These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statement shows that current liabilities exceed current assets by approximately $1,001,480 on June 30, 2001. Although one of its subsidiaries, TLC, generates revenue from its operations, TLC is continually suffering from financial losses since its inception. TLC has yet to expand its market and update its product lines to generate profit.

        The Company and the other Subsidiary, TLSI do not have established source of revenues sufficient to cover their operating costs and continue as a going concern. Current sources of funds for operating costs of the Company and its Subsidiaries are periodic funding of and advances from its investors. Funding from investors has been set for a specified period. After such period expires, the Company's only source of fund would be advances from its investors.

NOTE 14 - CONCENTRATION OF RISK

        The customers of TLC, the operating company are predominantly public and private school systems throughout North America. Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable. The Company performs continuing credit evaluations of its customers and does not require collateral. The Company has not experienced significant losses related to receivable from its customers and therefore no provisions for bad debts have been provided.

NOTE 15 - OFFICERS' LIFE INSURANCE

        TLC maintains life insurance policies for both of the officers. The policies are reverse split-dollar insurance. Under the provisions of the policies, TLC pays the premium and is designated the beneficiary of the policies. Upon the death of the insured, the officers' trusts would receive the cash surrender value of the policies and the balance of the benefit will be paid to TLC. As of June 30, 2001, the aggregate face value of the policies is $500,000.

                 TEAM LABS SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 2001



NOTE 16 - SUBSEQUENT EVENTS

Amendments to the Articles of Incorporation of Team Labs Systems Group, Inc. were filed on July 13, 2001 with the State of Delaware changing the name of the Corporation to SciLabs Holdings, Inc.

                                    PART III


Item 1. Exhibit Index -- Exhibits listed herein are attached to the original filing and incorporated by reference.

Sequential
No.                                                                               Page No.
------------------------------------------------------------------------------------------
     (3)  Articles of Incorporation and Bylaws

               3.1 (a) Certificate of Incorporation of Avanti Ventures, Inc.
                       filed July 23, 1990

               3.1 (b) Certificate of Amendment of Certificate of Incorporation
                       of Avanti Ventures, Inc. filed February 18, 1994

               3.1 (c) Certificate of Amendment of Certificate of Incorporation
                       of Pegasus Financial Group, Inc. filed September 26, 1995

               3.1 (d) Certificate of Amendment of Interactive Telephone
                       Network, Inc. filed February 22, 1996;

               3.1 (e) Certificate of Amendment of Interactive Telephone
                       Network, Inc. filed March 13, 1996

               3.1 (f) Certificate of Correction of Interactive Telephone
                       Network, Inc. filed October 16, 1996

               3.1 (g) Certificate for Renewal and Revival of Charter of
                       Interactive Telephone Network, Inc. filed Dec. 18, 1998

               3.1 (h) Certificate of Amendment to the Certificate of
                       Incorporation of Interactive Telephone Network, Inc.
                       filed January 13, 1999

               3.1 (i) Certificate of Amendment of Articles of Incorporation of
                       T.House & Company, Ltd. filed August 22, 2000

               3.1 (j) Certificate of Amendment of Articles of Incorporation of
                       Team Labs Systems Group, Inc. filed October 2, 2000

               3.4     Bylaws, as amended

        (4)    4.1     Form of Common Stock Certificate

(10)           10.1    Plan and Agreement of Reorganization by and between Team
                       Labs Systems Group, Inc., Team Labs Corporation, Team
                       Labs Systems, Inc. and the Shareholders of Team Labs
                       Systems, Inc.

(21)           List of Subsidiaries

(23)           Consents - Experts

               23.1    Consents of Josefina De La Cruz, Certified Public
                       Accountant, dated June 14, 2001



                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2001                     TEAM LABS SYSTEMS GROUP, INC.



                                             By:    /s/ Albert Quiambao
                                                    ----------------------------
                                                    President & Director